Exhibit 99.1

Financial statements for the year ended

31 March 2004

James Hardie Industries N.V. and Subsidiaries

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

31 March 2004

Contents

Annual report of the directors	2
Consolidated balance sheet as at 31 March 2004	10
Consolidated profit and loss account 2004	11
Consolidated cash flow statement 2004	12
Notes to the consolidated balance sheet and profit and loss account	13
Balance sheet as at 31 March 2004	38
Profit and loss account 2004	39
Notes to the balance sheet and profit and loss account	40
Other information	45
Profit appropriation according to the Articles of Association
Proposed profit appropriation
Auditors’ report	47

Directors’ Report Year Ended 31 March 2004

Your Directors present their report on the consolidated entity consisting of James Hardie Industries NV (JHI NV) and the entities it controlled at the end of, or during, the year ended 31 March 2004 (collectively referred to as James Hardie).

Directors

At the date of this report the members of the Supervisory Board are: Mr AG McGregor (Chairman), Ms M Hellicar, Messrs MR Brown, MJ Gillfillan, JRH Loudon, GJ Clark, PS Cameron, DG McGauchie and JD Barr and Management Board members are: Messrs PD Macdonald and FH Zwinkels. The Joint Board consists of all of the members of the Supervisory Board plus PD Macdonald.

JHI NV Board changes between 1 April 2003 to the date of this report were: Messrs PS Cameron and DG McGauchie were appointed to the Supervisory and Joint Boards by shareholders on 15 August 2003, Mr FH Zwinkels was appointed to the Managing Board by shareholders on 15 August 2003 and Mr JD Barr joined the Supervisory and Joint Board on 18 September 2003.

Directors’ qualifications, experience, special responsibilities and period in office are set out in the Directors’ profiles on pages 34 – 35 of the Annual Report.

Company Secretary

Mr W (Pim) Vlot.

Corporate Governance

Details of JHI NV’s corporate governance and Board Committees are set out on pages 60 – 67 of the Annual Report.

Directors’ attendance at JHI NV Board and Board committee meetings during the fiscal year 2004:

	Boards of Directors						Committee
			Supervisory				Nominating
Member	Joint Board		Board		Audit		Remuneration and Governance
	H	A	H	A	H	A	H	A	H	A
AG McGregor	6	6	2	2	6	6	3	3	3	3
M Hellicar	6	6	2	2	–	–	3	3	2	2
MR Brown	6	6	2	2	6	6	–	–	–	–
MJ Gillfillan	6	5	2	2	6	6	–	–	2	2
JRH Loudon	6	6	2	2	6	5	–	–	–	–
GJ Clark	6	5	2	2			–	–	2	2
PS Cameron	4	4	1	1	–	–	–	–	3	3
DG McGauchie	4	4	1	1	–	–	–	–	2	2
JD Barr	3	3	1	1	–	–	2	2	–	–
PD Macdonald	6	6	–	–	–	–	–	–	–	–
	Management Board
PD Macdonald	4	4	–	–	–	–	–	–	–	–
FH Zwinkels	3	3	–	–	–	–	–	–	–	–

H = Number of meetings held during the time the Director held office or was a member of the Committee during the fiscal year.

A = Number of meetings attended during the time the Director held office or was a member of the Committee during the fiscal year.

Non-Committee members also attend Committee meetings from time to time – such attendances are not shown.

Directors’ relevant interests in JHI NV securities:

Supervisory Board
Members	Shares/CUFS[1]	Members	Shares/CUFS[1]
AG McGregor[2]	8,614,895	GJ Clark	12,290
M Hellicar	7,934	PS Cameron	11,602
MR Brown	12,901	DJ McGauchie[3]	4,743
MJ Gillfillan	52,901	JD Barr	21,000
JRH Loudon	3,480

Managing Board
Members	Shares/CUFS	Options
PD Macdonald[4]	428,980	3,774,000
FH Zwinkels[5]	—	8,775

1 Supervisory Board Share Plan (SBSP) allotment of 1,260 shares to AG McGregor, 2,225 shares to M Hellicar, 1,260 shares to MR Brown, 1,260 shares to MJ Gillfillan, 1,839 shares to JHR Loudon, 5,620 shares to GJ Clark, 5,602 shares to PS Cameron and 1,743 shares to DJ McGauchie was made on 22 August 2003 at A$7.52 per JHI NV share/CUFS under the terms of the SBSP approved by JHI NV shareholders at the 2002 Annual General Meeting. Each participant’s 22 August 2003 mandatory participation of 1,260 JHI NV shares/CUFS is subject to voluntary escrow period ending on 22 August 2005. In addition, AG McGregor, M Hellicar, MR Brown, MJ Gillfillan, JRH Loudon and GJ Clark each hold 1,641 shares/CUFS subject to a voluntary escrow period ending 27 August 2004.

2 Madingley Nominees Pty Limited holds as custodian 5,121,200 shares/CUFS owned by Andrew Thyne Reid Charitable Trust of which Mr McGregor is one of the Trustees. Its voting power is qualified to the extent that it must act in accordance with the terms of the Trust. Mr McGregor has no beneficial interest or entitlement in these shares/CUFS. An additional 3,220,268 shares/CUFS are held by Raasay Pty Limited and 270,526 shares/CUFS are held by Gonville Pty Limited for discretionary family trusts. In some cases, Mr McGregor is included amongst possible beneficiaries and is a director of the trustee company.

3 Mr McGauchie holds 3,000 shares/CUFS as Trustee of a superannuation fund.

4 Mr Macdonald purchased on market 164,000 CUFS at an average price of A$7.2383 in November 2003 and 3,600 CUFS beneficially and 380 CUFS non-beneficially in March 2004 at an average price of A$6.80.

5 In December 2003, Mr Zwinkels exercised 2,925 options at A$6.45 per option and sold 2,925 shares/CUFS at A$7.05 per share.

Options

Details of JHI NV options granted and options exercised during the reporting period are set out in Note 5.3 to the Consolidated Financial Statements.

Insurance and indemnification of Directors and officers

During the financial year, James Hardie paid premiums for insurance policies insuring any past, present or future Director, secretary, executive officer or employee of James Hardie including JHI NV Directors named above, against certain liabilities. In accordance with common commercial practice, the insurance policies prohibit disclosure of the nature of the insurance cover and the amount of the premiums.

Under the JHI NV Articles of Association, every Director, officer, employee and agent of JHI NV and every person who, at the request of JHI NV, serves as a Director, officer or agent of another entity (in each case, an “Indemnified Person”), is indemnified out of property of JHI NV against:

a)	liabilities reasonably incurred by the Indemnified Person in connection with any action to which the Indemnified Person is a party by reason of being an Indemnified Person (other than an action brought by or in the name of JHI NV), provided that the Indemnified Person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of JHI NV and, with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful;

b)	expenses reasonably incurred by the Indemnified Person in connection with successfully defending any action described in a) above; and

c)	expenses reasonably incurred by the Indemnified Person in connection with successfully defending any action brought by or in the name of JHI NV to which the Indemnified Person is a party by reason of being an Indemnified Person, provided that the Indemnified Person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of JHI NV, and provided that there was no gross negligence or willful misconduct on the part of the Indemnified Person in the performance of his duty to JHI NV (unless a Court having jurisdiction determines otherwise).

During the year several Australian Directors of JHI NV have received revised deeds of indemnification in accordance with the Articles and Dutch law.

Principal activities

Principal activities of James Hardie during the financial year were the manufacture and marketing of fibre cement products in: the USA, Australia, New Zealand, Philippines and Chile. James Hardie also sells fibre cement products in Asia, the United Kingdom and Northern Europe.

Review and results of operations

A review of James Hardie’s operations during the fiscal year and of the results of those operations is contained in the Performance Highlights on pages 3 – 7 of the Annual Report and in Management’s Discussion and Analysis (MD&A) on pages 46 – 54 of the Annual Report.

Other disclosures

Readers are referred to the company’s form 20-F document which is filed with the US Securities and Exchange Commission (SEC) prior to September 30 annually, and which contains additional disclosures prescribed by SEC rules. The form 20-F filing can be accessed through the Investor Relations area of the company’s website at www.jameshardie.com

Significant changes in state of affairs

The Directors are not aware of any significant change in the state of affairs of James Hardie during the financial year that is not covered in the Annual Report.

Post financial year events

Since the end of the financial year James Hardie:

–	Continues to be the subject of an inquiry, established by the State Government of New South Wales, Australia, into how the Medical Research and Compensation Foundation was set up in February 2001 and funded to meet asbestos compensation claims in relation to two former James Hardie group companies, Amaca Pty Ltd and Amaba Pty Ltd. (Further details are provided in Note 4.11 to the Consolidated Financial Statements).

–	Established a captive insurance company in Guernsey to facilitate management of excess provisions and gaps under James Hardie major insurance cover underwritten by external insurance providers.

The Directors are not aware of any matter or circumstance since the end of the financial year not otherwise dealt with in this Annual Report that has significantly affected, or may significantly affect, the operations of James Hardie, other than as contained in the Chief Executive Officer’s Report on pages 10 – 11 of the Annual Report.

Financial position, outlook and future needs

The financial position, outlook and future needs of James Hardie are set out in the Chief Executive Officer’s Report on pages 10 – 11 of the Annual Report and in the Chief Financial Officer’s Report

on pages 12 – 13 of the Annual Report. In the Board’s opinion, any further disclosure of information could prejudice James Hardie’s interests.

Research and Development

Information on James Hardie’s Research and Development activities is contained in the Chief Executive Officer’s Report on pages 10 – 11 of the Annual Report and in the section entitled Our Investment in Research and Development on pages 30 – 31 of the Annual Report.

Employees

Information on James Hardie employees is set out on pages 38 – 39 of the Annual Report.

Environmental regulations and performance

The manufacturing and other ancillary activities conducted by James Hardie are subject to licenses, permits and agreements issued under environmental laws that apply in each respective location. Under the applicable licenses and trade waste agreements, discharges to water, air and the sewerage system and noise emissions are to be maintained below specified limits. In addition, dust and odour emissions from the sites are regulated by local government authorities.

Solid wastes are removed to licensed landfills and a program is in place to reduce waste produced from the manufacturing process.

James Hardie has in place an integrated environmental, health and safety management system which includes regular monitoring, auditing and reporting within James Hardie. The system is designed to continually improve James Hardie’s performance and systems with training, regular review, improvement plans and corrective action as priorities.

Further information on James Hardie’s environmental aims is set out on pages 42 – 43 of the Annual Report.

Dividends

The Joint Board has declared a dividend of 3 cents US currency per share. CUFS holders will be paid the dividend in Australian currency on 1 July 2004 if they are registered as at the close of business on 10 June 2004 (AEST). ADR holders will receive payment in US currency.

During the financial year JHI NV paid dividends of:

–	US2.5 cents per share (A3.45 cents per CUFS) on 16 December 2003. ADR holders received payment in US currency.

–	US2.5 cents per share (A3.76 cents per CUFS) on 2 July 2003. ADR holders received payment in US currency.

Capital Return

JHI NV made a capital return of 13.05 Euro cents per share. Payment of A21.10 cents per CUFS was made to CUFS holders in Australian currency on 19 November 2003. ADR holders received payment in US currency at the rate of US14.99 cents per share.

Directors’ and executives’ emoluments

James Hardie aims to provide competitive total compensation by offering a package of fixed pay and benefits and variable performance pay, based on both medium and short-term incentives. James Hardie’s executive compensation program is based on a pay for performance policy that differentiates compensation amounts based on an evaluation of performance results in two basic areas: the business and the individual. The program is administered by the Remuneration

Committee. The Remuneration Committee reviews and approves all individual compensation recommendations for senior executives. The composition and responsibilities of the Committee are set out in the Corporate Governance section on pages 60 – 67 of the Annual Report and further information is available on the company’s website at www.jameshardie.com.

The Chief Executive Officer makes recommendations to the Remuneration Committee on the compensation of James Hardie’s key executives, based on assessments and advice from independent compensation consultants regarding the compensation practices of James Hardie and others specific to the countries in which James Hardie operates. However, the Remuneration Committee makes the final compensation decisions concerning these officers, the objective being to:

–	Provide fixed pay (base salaries) to attract and retain key executives who are critical to James Hardie’s long-term success by providing a guaranteed level of income that recognises the market value of the position as well as internal equities between roles, and the individual’s capability, experience and performance. Base pay for management typically approximates or is slightly above the median salary for positions of similar responsibility in peer groups.

–	Provide annual variable compensation awards that reward increases in James Hardie’s economic profit, as well as agreed business and individual performance outcomes. Target incentive amounts are designed to be competitive by providing top quartile bonus payments for top quartile performance.

–	Reinforce the executive officers’ alignment with the financial interest of shareholders by providing equity-based medium-term incentives (share options and shadow share plans). Award levels are determined based on market standards and the individual’s responsibility, performance and potential to enhance shareholder value. The Remuneration Committee uses the dilution-based methodology to determine the appropriate number of options to grant each year and benchmarks peers to allocate the shares appropriately to the executives.

Remuneration and other terms of employment for the Chief Executive Officer and certain other senior executives are formalised in service agreements.

Remuneration of non-executive Directors is determined by the Joint Board within the maximum amount approved by the shareholders from time to time. Shareholders at the 2002 JHI NV Annual General Meeting approved, in accordance with ASX Listing Rule 10.14, effective for a three-year period, a Supervisory Board Share Plan (SBSP). Under the SBSP, members of the Supervisory Board are required to accept at least US$10,000 of their annual fees in ordinary shares/CUFS in JHI NV which are subject to a two-year restricted trading period. Under the SBSP, members of the Supervisory Board will also be entitled to receive a greater proportion of their remuneration in JHI NV shares if they so elect. The issue price is the average of the market closing prices at which CUFS were quoted on the ASX during the five business days preceding the day of issue. Non-executive Directors Messrs AG McGregor and MR Brown and Ms M Hellicar also have accrued retirement benefits up to July 2002 in accordance with a discontinued shareholder-approved scheme and together with Messrs PS Cameron and DG McGauchie receive Australian mandated 9% superannuation guarantee contributions on their fees. The Joint Board uses independent experts in Australia and the USA to benchmark Directors’ remuneration against peer companies.

Details of the nature and amount of each element of the emoluments of each Director of JHI NV and each of the five current officers of James Hardie receiving the highest emoluments are set out in the following tables.

JHI NV Directors’ emoluments

	Directors’	JHI NV
	Cash Fees	Stock[1]	Total
Non-Executive Directors	US$	US$	US$
AG McGregor	160,000	10,000	170,000
M Hellicar	43,333	20,000	63,333
MR Brown	53,333	10,000	63,333
MJ Gillfillan	53,333	10,000	63,333
JRH Loudon	47,333	16,000	63,333
GJ Clark	—	63,333	63,333
PS Cameron	—	63,333	63,333
DG McGauchie	31,667	15,000	46,667
JD Barr	33,519	—	33,519
Total emoluments for non-executive directors	422,518	207,666	630,184

1 The annual allocation to non-executive directors of JHI NV stock to the value of US$10,000 was approved by stockholders at the 2002 Annual General Meeting. The non-executive directors can elect to take additional stock in lieu of fees.

				Superannuation	Shadow
			Total	and other	Share &
	Base Pay	Bonuses	Cash Pay	Benefits	Options[1]
Managing Board Directors	US$	US$	US$	US$	US$
PD Macdonald	822,500	1,745,390	2,567,890	27,693	593,558
FH Zwinkels	121,756	27,921	149,677	24,241	3,345
Total emoluments for executive directors	944,256	1,773,311	2,717,567	51,934	596,903

1 Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in emoluments during the period in which the options vest. Shadow share expense included in emoluments is calculated based on the movement in the JHI NV share price during the year and the increase in vesting of the shadow shares. A$/US$ foreign exchange movements also affect the result. Actual benefit received depends on the JHI NV share price and foreign exchange rates at time of exercise.

Emoluments of five most highly remunerated current officers excluding JHI NV Directors

						Relocation
				Superannuation	Shadow	Allowances
			Total Cash	and other	Share &	and other
	Base Pay	Bonuses	Pay	Benefits	Options[2]	Non-recurring
	US$	US$	US$	US$	US$	US$
Louis Gries	439,427	753,720	1,193,147	126,725	228,535	—
Phillip Morley	327,630	445,742	773,372	90,802[1]	580,926	—
Don Merkley	315,577	437,401	752,978	80,503	173,176	—
Peter Shafron	307,500	375,951	683,451	46,625	360,222	16,356
Dave Merkley	285,577	394,064	679,641	80,481	135,437	—

1 Gross up of tax on the increase/decrease in the investment value of superannuation is included for Mr P Morley.

2 Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in emoluments during the period in which the options vest. Shadow share expense included in emoluments is calculated based on the movement in the JHI NV share price during the year and the increase in vesting of the shadow shares; A$/US$ foreign exchange movements also affect the result. Actual benefit received will depend on the JHI NV share price and foreign exchange rates at time of exercise.

This report is made in accordance with a resolution of the Directors of the Joint Board.

/s/ AG McGregor	/s/ PD Macdonald
AG McGregor	PD Macdonald
Chairman Supervisory	Chief Executive Officer and
and Joint Boards	Chairman Managing Board

Signed at Amsterdam, The Netherlands, 11 May 2004.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

Annual report of the directors

Amsterdam
24 June 2004

Board of Directors,

Supervisory Board
A G McGregor	M R Brown

M J Gillfillan	M Hellicar

J R H Loudon	G J Clark

D G McGauchie	P S Cameron

J D Barr

Managing Board
P D Macdonald	F H Zwinkels

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

Consolidated Balance Sheet as at 31 March 2004
(before proposed appropriation of result)

		31 March
(Millions of US dollars)		2004		2003
Assets
Fixed Assets
Intangible fixed assets	2.8		3.3
Tangible fixed assets	567.1		520.0
Financial fixed assets	26.1		21.4
Discontinued operations	—		1.3

		$596.0		$546.0
Current assets
Discontinued operations	—		5.4
Stocks	103.2		74.0
Receivables	128.5		95.9
Refundable income taxes	37.8		44.6
Prepaid expenses and other current assets	8.8		6.6
Deferred tax assets	24.7		23.0
Securities	3.7		6.0
Cash at banks and in hand	72.3		54.6

		379.0		310.1

		$975.0		$856.1

Liabilities
Group equity
Shareholders’ equity		508.5		439.0
Provisions - Product warranties		12.0		14.8
Long-term debt	147.4		165.0
Deferred tax liabilities	65.2		59.5
Other liabilities	82.3		48.5

Long-term liabilities		294.9		273.0
Accounts payable and accrued liabilities	78.5		74.0
Short-term debt	28.4		8.8
Accrued payroll and employee benefits	41.1		31.6
Income taxes payable	9.8		7.7
Other liabilities	1.8		4.9
Current liabilities - discontinued operations	—		2.3

Current liabilities		159.6		129.3

		$975.0		$856.1

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

Consolidated Profit and Loss account 2004

(Millions of US dollars)		2004		2003
Net turnover		981.9		783.6
Cost of sales		(623.0)		(492.8)

Gross operating result		358.9		290.8
Selling expenses	(57.1)		(56.6)
General and administrative expenses	(129.7)		(105.5)

Costs		(186.8)		(162.1)

Net sales margin		172.1		128.7
Other operating income		3.5		0.7
Other non-operating income		(0.4)		133.9
Financial income and expenses		(10.0)		(19.9)

Result on ordinary activities before taxation		165.2		243.4
Taxation on result on ordinary activities		(35.7)		(73.0)

Net result after taxation		129.5		170.4

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

Consolidated Cash Flow statement 2004

(Millions of US dollars)	2004	2003
Cash flows from operating activities:
Net income	$129.5	$170.4
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on disposal of subsidiaries and businesses	(4.1)	(84.8)
Gain on sale of land and buildings	(4.2)	—
Gain on disposal of investments and negotiable securities	—	(0.4)
Impairment of Investment	2.2	—
Depreciation and amortisation	36.4	28.7
Deferred income taxes	14.6	(10.6)
Prepaid Pension cost	1.8	2.3
Tax benefit from stock options exercised	0.4	0.8
Stock compensation	3.3	1.9
Other	0.8	—
Changes in operating assets and liabilities:
Accounts receivable	(24.8)	(10.8)
Inventories	(24.9)	(8.5)
Prepaids and other current assets	2.1	(12.5)
Accounts payable	1.3	14.5
Accrued liabilities and other liabilities	28.2	(26.3)

Net cash provided by operating activities	162.6	64.7

Cash flows from investing activities:
Purchases of property, plant and equipment	(74.8)	(90.2)
Proceeds from sale of property, plant and equipment	10.9	49.0
Proceeds from disposal of subsidiaries and businesses, net of cash invested	5.0	334.4
Proceeds from sale and maturity of investments	—	1.1
Collections on loans receivable	0.9	0.7
Cash transferred on establishment of ABN 60 Foundation	—	(57.1)

Net cash (used in) provided by investing activities	(58.0)	237.9

Cash flows from financing activities:
Net proceeds from line of credit	0.5	3.1
Proceeds from borrowings	—	2.4
Repayments of borrowings	—	(160.0)
Proceeds from issuance of shares	3.2	4.2
Repayments of capital	(68.7)	(94.8)
Dividends paid	(22.9)	(34.3)

Net cash used in financing activities	(87.9)	(279.4)

Effects of exchange rate changes on cash	0.5	0.8
Net increase in cash and cash equivalents	17.2	24.0
Cash and cash equivalents at beginning of period	55.1	31.1

Cash and cash equivalents at end of period	72.3	55.1

Components of cash and cash equivalents:
Cash at bank and on hand	24.6	39.7
Short-term deposits	47.7	14.9

Cash and cash equivalents - continuing operations	72.3	54.6
Cash at bank and on hand - discontinued operations	—	0.5

Cash and cash equivalents at end of period	$72.3	$55.1

Supplemental disclosure of cash flow activities:
Cash paid during the period for interest, net of amounts capitalised	$11.7	$28.1
Cash paid (refunded) during the period for income taxes, net	$(6.5)	$77.3

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
Notes to the Consolidated Balance Sheet and Profit and Loss account

1 General

1.1 Activities

The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, Philippines, Chile and Europe. Prior to 25 April 2003, the Company manufactured gypsum wallboard for interior construction applications in the United States.

1.2 Group structure

On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited (“JHIL”), a public company organised under the laws of Australia and listed on the Australia Stock Exchange, announced a plan of reorganisation and capital restructuring (the “1998 Reorganisation”). James Hardie N.V. (“JHNV”) was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL’s shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the “Transferred Businesses”) to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the “2001 Reorganisation”). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. (“JHI NV”), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities (“CUFS”) on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.

Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.

1.3 Consolidation

The consolidated annual accounts comprise the financial information of James Hardie Industries N.V and of its investments in which it exercises a controlling interest. These investments are fully included in the consolidation.

The consolidated annual accounts comprise the financial information of the following companies:

Name of Company	Jurisdiction of Establishment
Artisan Roofing Products LLC	United States
James Hardie Australia Pty Ltd	Australia
James Hardie Building Products Canada Inc.	Canada
James Hardie Building Products Inc.	United States
James Hardie Europe B.V.	Netherlands
James Hardie Fibre Cement Pty Ltd	Australia
James Hardie Fibrocementos Limitada	Chile
James Hardie International Finance B.V.	Netherlands
James Hardie New Zealand Ltd	New Zealand
James Hardie Philippines Inc.	Philippines
James Hardie Research Pty Ltd	Australia

A number of small majority shareholdings that are separately and jointly of negligible importance have been excluded from consolidation.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

1.4 Notes to the cash flow statement

The cash flow statement has been prepared applying the indirect method. The cash and cash equivalents in the cash flow statement comprise the balance sheet item cash at banks and in hand and the bank overdraft forming part of the current liabilities. Cash flows in foreign currencies have been translated at estimated average exchange rates. Exchange differences affecting cash items are shown separately in the cash flow statement. Income and expenses in respect of interest, dividends received and taxation on profits are included in the cash flow from operating activities. Dividends paid have been included in the cash flow from financing activities.

2 Principles of valuation of assets and liabilities

2.1 General

The annual accounts are prepared in accordance with accounting principles generally accepted in The Netherlands. The annual accounts are prepared in US$. Assets and liabilities are valued at face value, unless otherwise indicated.

2.2 Comparison with prior year

The principles of valuation and determination of result remained unchanged compared to the prior year, except for the presentation of the cash dividend to be paid out to holders of ordinary shares in respect of the financial year under review.

Certain prior year balances have been reclassified to conform with the current year presentation.

2.3 Foreign currencies

Balance sheet items relating to assets and liabilities denominated in currencies other than the US dollars are translated at the rate of exchange prevailing on balance sheet date, except insofar as the exchange risk has been hedged. In those cases valuation occurs at the forward rates agreed upon. The resulting exchange rate differences are credited or charged to the profit and loss account, apart from those on long-term loans, which relate to the financing of a foreign investment. These exchange differences are directly added to or charged against reserves, as component of the legal reserve investments in affiliates and associates. Transactions in foreign currency during the period have been incorporated in the annual accounts at the rate of settlement.

The annual accounts of group companies denominated in other currencies than the US dollars are translated at the exchange prevailing on balance sheet date. The exchange difference for the initial capital and for the equity movements in the course of the financial year are directly added to or charged against shareholders’ equity.

2.4 Intangible fixed assets

Goodwill is calculated as the difference between cost price and the net asset value of the shareholdings acquired. Goodwill is capitalised and amortised on a straight-line basis over the estimated useful economic life with a maximum of 20 years. Permanent decreases in value as at balance sheet date are taken into account.

The Company records acquired proven and probable silica mineral ore reserves at their fair value at the date of acquisition. Depletion expense is recorded based on the estimated rate per ton multiplied by the number of tons extracted during the period. The rate per ton may be periodically revised by management based on changes in the estimated tons available to be extracted which, in turn, is based on third party studies of proven and probable reserves. The estimated costs of reclamation associated with mining activities are accrued during production and are included in determining the cost of production.

2.5 Tangible fixed assets

Land and buildings are valued at acquisition cost plus additional expenses less straight-line depreciation over the estimated useful economic life. Permanent impairment of assets as at balance sheet date are taken into account.

Other fixed assets are valued at acquisition or manufacturing cost plus additional expenses less straight line depreciation over the estimated useful economic life, or lower market value.

Assets not used in operations are valued at expected direct realisable value.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

2.6 Stocks

Stocks of raw materials and consumables are valued at purchase prices, using the FIFO method (first in, first out) or lower market value. Stocks of semi-finished articles and trade goods are valued at the lower of cost and market value. Cost consists of all direct costs of acquisition or manufacturing and transportation expenses incurred. The costs of manufacturing include direct labour expenses and an uplift for indirect fixed and variable expenses relating to the manufacturing. A mark up for indirect costs, mainly in respect of housing, administrative and general administration expenses is also taken into account.

Work in progress is valued at direct material and labour expenses with an uplift for fixed and variable indirect costs relating to the manufacturing. A mark-up for indirect costs, mainly in respect of housing, administrative and general administration expenses, is also taken into account.

2.7 Receivables

Receivables are valued at face value less a provision for possibly uncollectible accounts.

2.8 Securities (included under current assets)

Listed securities are valued at market value; unlisted securities are valued at the lower of cost or market value.

2.9 Provisions

Provisions are set up in respect of actual or specific risks and commitments existing at balance sheet date, of which the size is uncertain but can be estimated using a reliable method. Pension provisions are valued at present value based on actuarial principles. The other provisions are recognised at face value.

2.10 Deferred tax assets and liabilities

Deferred tax assets and liabilities are included in respect of the timing differences in valuation of assets and liabilities for annual account purposes and tax purposes. The deferred tax assets and liabilities are calculated based on tax rates prevailing at the year end or applicable future tax rates, in so far as already decreed by law. Deferred tax assets, including those resulting from loss carry-forwards, are valued if it can be reasonably assumed that these will be realised. The deferred tax assets and liabilities are included at face value.

3 Principles of determination of result

3.1 General

The result represents the difference between the value of the goods delivered and costs for the year. The results on transactions are recognised in the year they are realised; losses are taken as soon as they are foreseeable.

3.2 Exchange rate differences

Exchange rate differences arising upon the settlement of monetary items are recognised in the profit and loss account in the period that they arise. Exchange rate differences on long-term loans relating to the financing of foreign participations are directly taken to shareholders’ equity.

3.3 Net turnover

Net turnover represents the amounts charged/chargeable to third parties for goods delivered in the reporting year less discounts and excluding VAT. The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer which generally occurs at the time of delivery to the customer. The Company records estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted if necessary, as additional information becomes available.

3.4 Cost of sales

Cost of sales represents the direct and indirect expenses attributable to turnover.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

3.5 Costs

Costs are recognised at the historical cost convention and are allocated to the reporting year to which they relate.

Depreciation on buildings is based on acquisition cost; depreciation on other fixed assets is based on purchase price or manufacturing cost. Land is not depreciated. Depreciation is provided by the straight-line method over the estimated useful economic life.

3.6 Selling expenses

Selling expenses concern the direct expenses of the sales activities. Selling expenses also include warehouse charges for finished goods and trade goods and the transport costs relating to the sales transactions.

3.7 General and administrative expenses

General and administrative expenses include the expenses of the Board of Directors and the corporate department.

3.8 Extraordinary items

This relates to items coming under result from ordinary activities for which, for the purposes of comparison, separate notes are included based on the nature, extent or incidental character of these items.

3.9 Taxation

Tax on result is calculated by applying the current rate to the result for the financial year in the profit and loss account, taking into account tax losses carry-forward and tax exempt profit elements and after inclusion of non-deductible costs.

3.10 Earnings per Share

The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March
(Millions except per share amounts)	2004	2003
Basic common shares outstanding	458.1	456.7
Dilutive effect of stock options	3.3	2.7

Diluted common shares outstanding	461.4	459.4

Net income per share - basic	$0.28	$0.37
Net income per share - diluted	$0.28	$0.37

Potential common shares of 2.0 million and 1.3 million for the years ended 31 March 2004 and 2003, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

4 Notes to the consolidated balance sheet

4.1 Intangible fixed assets

	Goodwill	Other	Total
1 April 2003
Acquisition or manufacturing costs	$2.0	$2.3	$4.3
Accumulated decreases in value and amortisation	(0.3)	(0.7)	(1.0)

Book value	1.7	1.6	3.3
Movements 2004
Exchange differences	0.3	(0.1)	$0.2
Amortisation	(0.1)	(0.5)	(0.6)
Additional Minimum pension liability	—	(0.1)	(0.1)

	$0.2	$(0.7)	(0.5)

31 March 2004
Acquisition or manufacturing costs	2.3	2.1	4.4
Accumulated decrease in value and amortisation	(0.4)	(1.2)	(1.6)

Book value	$1.9	$0.9	$2.8

Annual amortisation rate	5.0%	21.7%	14.0%

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

4.2 Tangible fixed assets

			Machinery
			and	Assets under
	Land	Buildings	Equipment	construction	Total
1 April 2003
At cost	$8.6	$119.8	$444.4	$107.0	$679.8
Accumulated decrease in value and depreciation	—	(20.9)	(138.9)	—	(159.8)

Book value	8.6	98.9	305.5	107.0	520.0
Movements 2004
Additions	3.5	25.1	89.5	(44.0)	74.1
Disposals	(0.8)	(5.3)	(0.6)	—	(6.7)
Exchange differences	—	—	16.3	—	16.3
Depreciation	—	(4.7)	(31.2)	—	(35.9)
Other movement	—	—	(0.7)	—	(0.7)

	2.7	15.1	73.3	(44.0)	47.1
31 March 2004
At cost	11.3	135.0	562.8	63.0	772.1
Accumulated decrease in value and depreciation	—	(21.0)	(184.0)	—	(205.0)

Book value	$11.3	$114.0	$378.8	$63.0	$567.1

Annual depreciation rates	0.0%	3.9%	7.0%	0.0%	5.3%

In the financial year an amount of $1.6 million was capitalised for interest on buildings and plants under construction.

4.3 Financial fixed assets

	Pensions	Tax	Total
1 April 2003
Book value	$—	$21.4	$21.4
Movements 2003
Reversal of Minimum pension liability adjustment	10.4	—	10.4
Employee contributions	2.8	—	2.8
Charged to expense	(1.8)	(9.4)	(11.2)
Exchange difference	2.7	—	2.7

	14.1	(9.4)	4.7
31 March 2004
Book value	$14.1	$12.0	$26.1

$3.0 million of the $14.1 million prepaid pension cost is expected to be settled within one year.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

     Retirement plans

The Company sponsors a defined contribution plan for employees in its US operations and defined benefit and defined contribution plans for its Australian and New Zealand employees, respectively. The defined contribution plan in the US covers all US employees meeting certain eligibility requirements and provides for contributions of up to 6% of their salary or wages.

The Company’s expense for its defined contribution plans totalled $3.8 million and $2.9 million for the years ended 31 March 2004 and 2003, respectively.

The following are the components of net periodic pension cost for the Australian defined benefit pension plan:

	Years Ended 31 March
	2004	2003
Service cost	$2.9	$2.7
Interest cost	2.9	2.9
Expected return on plan assets	(3.6)	(3.2)
Amortisation of unrecognised transition asset	(0.9)	(0.8)
Amortisation of prior service costs	0.1	—
Recognised net actuarial loss	0.4	0.7

Net periodic pension cost	$1.8	$2.3

The following are the assumptions used in developing the net periodic benefit cost and projected benefit obligation as of 31 March for the Australian defined benefit pension plan:

	31 March
	2004	2003
Net Periodic Benefit Cost Assumptions:
Discount rate	6.8%	7.0%
Rate of increase in compensation	3.5%	3.5%
Expected return on plan assets	6.8%	7.0%
Projected Benefit Obligation Assumptions:
Discount rate	6.5%	6.8%
Rate of increase in compensation	4.0%	3.5%

Plan assets consist primarily of investments in marketable securities. Net unrecognised gains and losses are amortised over the average remaining service period of active employees. A market related value of assets is used to determine pension costs with the difference between actual and expected investment return each year recognised over 5 years. The discount rate methodology is based on the yield on 10 year high quality investment securities adjusted to reflect the rates at which pension benefits could be effectively settled. The changes in the discount rate from 2003 to 2004 are a direct result of the changes in yields of high quality investment securities over the same periods, adjusted to rates at which pension benefits could be effectively settled. The increase in the rate of increase in compensation under the projected benefit obligation assumption from 2003 to 2004 reflects an increase in the expected margin of compensation increases over price inflation. The decrease in the expected return on plan assets from 2003 to 2004 is a result of lower expected after-tax rates of return.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

The following are the actuarial changes in the benefit obligation, changes in plan assets and the funded status of the Australian defined benefit pension plan:

	Years Ended 31 March
(Millions of US dollars)	2004	2003
Changes in benefit obligation:
Benefit obligation at 1 April	$38.5	$38.7
Service cost	2.9	2.7
Interest cost	2.9	2.9
Plan participants’ contributions	0.3	0.3
Actuarial gain	(1.5)	(5.5)
Benefits paid	(11.8)	(5.5)
Foreign currency translation	9.4	4.9

Benefit obligation at 31 March	$40.7	$38.5

Changes in plan assets:
Fair value of plan assets at 1 April	$37.7	$39.8
Actual return (loss) on plan assets	3.0	(4.4)
Employer contributions	2.8	2.5
Participant contributions	0.3	0.3
Benefits paid	(11.8)	(5.5)
Foreign currency translation	9.2	5.0

Fair value of plan assets at 31 March	$41.2	$37.7

Funded status	$0.6	$(0.8)
Unamortised prior service cost	0.1	0.1
Unrecognised actuarial loss	13.4	11.9
Unrecognised net transition asset	—	(0.8)

Net asset	$14.1	$10.4

Pension assets (liabilities) recognised in the financial statements:
Prepaid pension cost	$14.1	$10.4
Accrued pension liability	—	(11.2)
Accumulated other comprehensive loss	—	11.1
Intangible asset	—	0.1

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

The Company recorded an additional minimum pension liability of $11.2 million at 31 March 2003. The adjustment was reflected in other liabilities, accumulated other comprehensive income and intangible assets, as appropriate, and is prescribed when the accumulated benefit obligation of the plan exceeds the fair value of the underlying pension plan assets and accrued pension liabilities. In the current fiscal year, this minimum pension liability was reversed as the fair value of plan assets exceeded the plan’s accumulated benefit obligation at 31 March 2004.

4.4 Stocks

	31 March
	2004	2003
Raw materials and consumables	$22.3	$16.2
Work in progress	6.4	4.5
Finished goods	76.7	54.7
Provisions for obsolete goods and raw materials	(2.2)	(1.4)

	$103.2	$74.0

4.5 Receivables

	31 March
	2004	2003
Trade debtors	$109.9	$78.0
Taxation - VAT	4.0	4.9
Other receivables	5.7	5.9
Allowances for doubtful accounts	(1.2)	(1.0)
Employee loans	4.0	4.4
Long-term receivables	6.1	3.7

	$128.5	$95.9

The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

	31 March
	2004	2003
Balance at 1 April	$1.0	$0.5
Charged to expense	0.9	0.5
Costs and deductions	(0.8)	(0.1)
Foreign currency movements	0.1	0.1

Balance at 31 March	$1.2	$1.0

At 31 March 2004 and 2003, loans totalling $167,635 and $197,130 were outstanding from directors of JHI NV and its subsidiaries under the terms and conditions of the Executive Share Purchase Plan (the “Plan”). Loans under the Plan are interest free and repayable from dividend income earned by or capital returns from securities acquired under the Plan. The loans are collateralised by CUFS under the Plan. No new loans to directors or executive officers of JHI NV, under the plan or otherwise, and no modifications to existing loans have been made since December 1997.

During fiscal years 2004 and 2003, repayments totalling $22,693 and $95,239, respectively, were received in respect of the Plan from AT Kneeshaw, PD Macdonald, PG Morley and DAJ Salter. During fiscal years 2004 and 2003, directors resigned with loans outstanding totalling $26,204 and $201,840, respectively, at the date of their resignation. These amounts are repayable within two years under the terms of the Plan.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

4.6 Securities

	31 March
	2004	2003
Marketable securities at cost	$2.1	$3.2
Unrealised gains	—	1.1

Marketable securities at fair value	2.1	4.3
Other securities at cost approximating fair value	1.6	1.7

Total securities	$3.7	$6.0

4.7 Cash at banks and in hand

Cash at banks and in hand includes deposits of US$47.7 with a term of 3 months maximum. Short-term deposits are placed at floating interest rates varying between 0.90% to 1.02% and 1.18% to 1.75% as of 31 March 2004 and 2003, respectively.

4.8 Provisions

Movements in provisions are specified as follows:

	Payroll &
	Employee	Product
	benefits	Warranties	Taxes	Other	Total
1 April 2003	$31.6	$14.8	$67.2	$53.4	$167.0
Additions	7.4	2.2	7.8	34.6	52.0
Releases	—	(5.7)	—	(6.3)	(12.0)
Foreign currency translation adjustment	2.1	0.7	—	2.4	5.2

31 March 2004	$41.1	$12.0	$75.0	$84.1	$212.2

The provision for deferred tax liabilities is formed in respect of the timing differences between valuation of the tangible fixed assets and work in progress for annual account purposes and that for tax purposes.

The Company offers various warranties on its products, including a 50-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires that the Company replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions are adjusted as necessary. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could exceed those estimates.

$2.3 million of the provisions is of a long-term nature (exceeding one year).

4.9 Long-term liabilities

			31 March
			2004	2003
	Term 1-5	Term >5
	years	years	Total	Total
Current portion of long-term debt			$17.6	$—
Non-current portion of long-term debt			147.4	165.0

Loans from credit institutions	$124.7	$40.3	$165.0	$165.0

The US$ non-collateralised notes form part of a seven tranche private placement facility which provides for maximum borrowings of $165.0 million. Principal repayments are due in seven instalments that commence on 5 November 2004 and end on 5 November 2013. The tranches bear fixed interest rates of 6.86%, 6.92%, 6.99%, 7.05%, 7.12%, 7.24% and 7.42%. Interest is payable in May and November each year.

As a consequence of the completion of the sale of the Gypsum business on 25 April 2002, the Company was technically not in compliance as of that date with certain pre-approval covenants of its US$ non-collateralised note agreements totalling $225.0 million. Effective 23 December 2002, the note purchase agreement was amended to, among other matters, modify

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

these covenants to remove the technical non-compliance caused by the sale of the Gypsum business. In connection with such amendment, the Company prepaid $60.0 million in principal amount of notes. As a result of the early retirement, the Company incurred a $9.9 million make-whole payment charge. The make-whole payment was charged to interest expense during the year ended 31 March 2003.

The US$ denominated non-collateralised revolving loan facility can be repaid and redrawn until maturity in November 2006 and provides for maximum borrowings of A$200.0 million ($152.0 million). Interest is recalculated at the commencement of each draw-down period based on the US$ LIBOR or the average Australian bank bill rate plus the margins of individual lenders, and is payable at the end of each draw-down period. During the year, the Company paid $0.4 million in commitment fees. At 31 March 2004, there was $152.0 million available under this revolving loan facility.

The A$ loan from the Medical Research and Compensation Foundation was repaid in full during the year ended 31 March 2002.

At 31 March 2004, the following are the scheduled maturities of long-term debt for each of the next five years and in total thereafter:

(Millions of US dollars)
Years Ending 31 March:
2005	$17.6
2006	25.7
2007	27.1
2008	8.1
2009	46.2
Thereafter	40.3

Total	$165.0

The Company has short-term non-collateralised stand-by loan facilities which provide for maximum borrowings of $117.5 million. At 31 March 2004, the facilities had a maturity date of 30 October 2004 and the Company had not drawn down any of these facilities. During April 2004, the Company renegotiated the facilities to extend the maturity date to 30 April 2005. Interest is recalculated at the commencement of each draw-down period based on either the US$ LIBOR or the average A$ bank bill bid rate plus the margins of the individual lenders and is payable at the end of each draw-down period. During the year, the Company paid $0.2 million in commitment fees.

The Company has a short-term US$ line of credit which provides for maximum borrowings of $11.5 million. At 31 March 2004, the Company had drawn down $10.8 million on this line of credit. The line of credit can be repaid and redrawn until maturity in October and December 2004. Interest is recalculated at the commencement of each draw-down period based on the 90-day Chilean Tasa Activa Bancaria (“TAB”) rate plus a margin and is payable at the end of each draw-down period. At 31 March 2004 and 2003, the weighted average interest rate on outstanding borrowings under this facility was 3.24% and 4.80%, respectively. The Company expects to renew this agreement under similar terms and conditions after its maturity in October and December 2004.

At 31 March 2004, management believes it was in compliance with all restrictive covenants contained in the non-collateralised notes, revolving loan facility and the stand-by credit facility agreements. Under the most restrictive of these covenants, the Company is required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

     Other Liabilities

Other liabilities consist of the following components:

	31 March
(Millions of US dollars)	2004	2003
Current other liabilities:
Reorganisation	$0.7	$0.8
Surplus leased space	—	1.5
Other	1.1	2.6

Total current other liabilities	$1.8	$4.9

Non-current other liabilities:
Employee entitlements	13.5	15.4
Product liability	5.6	1.2
Other	63.2	31.9

Total non-current other liabilities	$82.3	$48.5

     Currency

All loans are contracted in US$.

4.10 Indemnities granted

None of the assets are pledged as security for the redemption of amounts payable to credit institutions.

4.11 Contingencies and commitments

     Environmental

The operations of the Company, like those of other companies engaged in similar businesses, are subject to various federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.

     Legal

The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on either its consolidated financial position, results of operations or cash flows.

     Claims Against Former Subsidiaries

With the establishment and funding of the Medical Research and Compensation Foundation (the “Foundation”) in February 2001, the Company no longer owned or controlled two Australian companies which manufactured and marketed asbestos-related products prior to 1987. Those companies were former subsidiaries of ABN 60 formerly known as James Hardie Industries Limited. On 31 March 2003, James Hardie transferred control of ABN 60 to a newly established company named ABN 60 Foundation Pty Ltd (“ABN 60 Foundation”).

In prior years and up to the date of the establishment of the Foundation, these two former subsidiaries incurred costs of asbestos-related litigation and settlements. From time to time, ABN 60 was joined as a party to asbestos suits which were primarily directed at the two former subsidiaries which are now controlled by the Foundation. As all three former subsidiaries of the Company are no longer a part of James Hardie, and all relevant claims against ABN 60 had been successfully defended, no provision for asbestos-related claims was established in the Company’s accounts at 31 March 2004 or 2003.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

While it is difficult to predict the incidence or outcome of future litigation, the Company believes it is remote that any significant personal injury suits for damages in connection with the former manufacture or sale of asbestos containing products that are or may be filed against ABN 60 or its former subsidiaries would have a material adverse effect on the Company’s business, results of operations or financial condition. This belief is based in part on the separateness of corporate entities under Australian law, the limited circumstances where “piercing the corporate veil” might occur under Australian law, and there being no equivalent under Australian law of the U.S. legal doctrine of “successor liability.” The courts in Australia have confirmed the primacy of separate corporate entities and have generally refused to hold parent entities responsible for the liabilities of their subsidiaries absent any finding of fraud, agency, direct operational responsibility or the like. Accordingly, the Company does not believe that there are any valid legal claims that may be presented against the Company for potential asbestos liabilities of the former subsidiaries and any such claims would be defended vigorously.

The Company has not incurred any asbestos litigation and settlement payments during the year ended 31 March 2004.

The Foundation issued a press release on 29 October 2003 stating that its “most recent actuarial analysis estimates that the compensation bill for the organization could reach one billion Australian dollars in addition to those funds already paid out to claimants since the Foundation was formed and that existing funding could be exhausted within five years”. In February 2004, the government of New South Wales, Australia, established a Special Commission of Inquiry (“SCI”) into the Foundation. The SCI was formed to determine the current financial position of the Foundation and whether it is likely to meet its future asbestos-related claims in the medium to long term, the circumstances in which the Foundation was separated from the Company and whether this may have resulted in or contributed to a possible insufficiency of assets to meet its future asbestos related liabilities, the circumstances in which any corporate restructure or asset transfers occurred within or in relation to the Company prior to the funding of the Foundation to the extent that this may have affected the Foundation’s ability to meet its current and future liabilities and the adequacy of current arrangements available to the Foundation under the Corporations Act of Australia to assist the Foundation in managing its liabilities and whether reform is desirable in order to assist the Foundation managing its obligations to current and future claimants.

The SCI has been hearing evidence since 5 April 2004 and concluded hearing evidence on 22 June 2004. The Commission is expected to report by 21 September 2004. While it is not possible to predict outcomes of the SCI, it is possible that the SCI will make adverse findings against the Company and ABN 60 which in turn could form the basis of legal claims against the Company. The Company has incurred substantial costs associated with the SCI and may incur material costs in the future related to the SCI or subsequent legal proceedings.

     Gypsum Business

Under the terms of the Company’s agreement to sell its Gypsum business to BPB U.S. Holdings, Inc., the Company agreed to customary indemnification obligations related to its representations and warranties in the agreement. The Company’s indemnification obligation generally extends for 2 years from the closing date, arises only if claims exceed $5 million in the aggregate and is limited to $100 million in the aggregate. In addition, the Company agreed to indemnify BPB U.S. Holdings, Inc. for any future liabilities arising from asbestos-related injuries to persons or property. Although the Company is not aware of any asbestos-related claims arising from the Gypsum business, nor circumstances that would give rise to such claims, under the sale agreement, the Company’s obligation to indemnify the purchaser for liabilities arising from asbestos-related injuries arises only if such claims exceed $5 million in the aggregate, is limited to $250 million in the aggregate and will continue for 30 years after the closing date of the sale of the Gypsum business.

Pursuant to the terms of the Company’s agreement to sell its Gypsum business, the Company also retained responsibility for any losses incurred by the purchaser resulting from environmental conditions at the Duwamish River in Washington state so long as notice of a claim is given within 10 years of closing. These indemnification obligations are subject to a $34.5 million limitation. The Seattle gypsum facility had previously been included on the “Confirmed and Suspected Contaminate Sites Report” released in 1987 due to the presence of metals in the groundwater. As the Company believes the metals found emanated from an offsite source, the Company does not believe it is liable for, and have not been requested to conduct, any investigation or remediation relating to the metals in the groundwater.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

     Long-term financial obligations

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2004:

Years Ended 31 March:
2005	12.5
2006	11.6
2007	10.4
2008	9.8
2009	8.8
Thereafter	75.2

Total	$128.3

Rental expense amounted to $8.1 million and $9.0 million for the years ended 31 March 2004 and 2003, respectively.

     Capital Commitments

Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the US, contracted for but not recognised as liabilities and generally payable within one year, were $26.8 million at 31 March 2004.

4.12 Contingent liabilities

The operations of the Company, like those of other companies engaged in similar businesses, are subject to various federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cashflows.

5. Notes to the consolidated profit and loss account

5.1 Segmentation of net turnover

Operating segment	2004	2003

USA Fibre Cement	$738.6	$599.7
Asia Pacific Fibre Cement	219.8	174.3
Other Fibre Cement	23.5	9.6

Segments total	981.9	783.6
General Corporate	—	—

Worldwide total from continuing operations	$981.9	$783.6

Geographic segment	2003	2003

USA	$748.9	$605.0
Australia	154.9	124.7
New Zealand	40.6	31.6
Other countries	37.5	22.3

Segments total	981.9	783.6
General corporate	—	—

Worldwide total from continuing operations	$981.9	$783.6

5.2 Wages, salaries and social security costs

The selling and administration expenses include wages and salaries, and social security costs. These can be broken down as follows:

	31 March
	2004	2003
Wages and salaries	65.8	49.8
Pension costs	3.2	6.5
Other social security costs	8.5	1.8

	77.5	58.1

The pension costs are determined based on the premiums payable in respect of the financial year and the proportionately calculated purchase prices to redeem the past-service liabilities incurred in the financial year and premiums.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

5.3 Stock-Based Compensation

Compensation expense is recognized for fixed stock options as if the fair value of all stock options as of the grant date were recognised as expense over the participants vesting period.

Peter Donald Macdonald Share Option Plans

Peter Donald Macdonald Share Option Plan

On 17 November 1999, 1,200,000 options were granted by JHIL at fair market value to Mr. Peter D. Macdonald, Chief Executive Officer of JHIL at that time, under the Peter Donald Macdonald Share Option Plan. Each option conferred the right to subscribe for one ordinary share in the capital of JHIL at a price of A$3.87 payable by Mr. Macdonald or his nominee at the time of exercise of the options. As part of the 2001 Reorganisation, JHIL terminated this option plan and JHI NV granted Mr. Macdonald a replacement option plan to purchase 1,200,000 shares of JHI NV common stock at an exercise price of A$3.87 per share. As with the original JHIL option grant, this stock option plan vests and becomes exercisable in three equal instalments of 400,000 shares after 17 November 2002, 2003 and 2004. The JHI NV plan contains the same terms as the JHIL plan. The exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions, as set out in the plan rules. Consequently, the exercise price was reduced by A$0.21 and A$0.38 for the November 2003 and November 2002 returns of capital, respectively.

Options which have not lapsed may be exercised on any date on or after there has been a change of control of JHI NV or Mr. Macdonald’s termination, resignation or death. Options not exercised will lapse on the first to occur of: (a) 10 years from the date of issue; or (b) expiration of six months after the date on which Mr. Macdonald dies or six months after he ceases to be employed by JHI NV.

Peter Donald Macdonald Share Option Plan 2001

On 12 July 2001, 624,000 options were granted by JHIL at fair market value to Mr. Peter D. Macdonald, Chief Executive Officer of JHIL at that time, under the Peter Donald Macdonald Share Option Plan 2001. Each option conferred the right to subscribe for one ordinary share in the capital of JHIL at the price of A$5.45 per share payable by Mr. Macdonald or his nominee at the time of exercise of the options. As part of the 2001 Reorganisation, JHIL terminated this option plan and JHI NV granted Mr. Macdonald a replacement option plan to purchase 624,000 shares of JHI NV common stock at an exercise price of A$5.45 per share. The options may only be exercised if the Company meets certain performance hurdles. The first 468,000 options are exercisable after 12 July 2004 if JHI NV’s total shareholder return (“TSR”) is equal to or greater than the median TSR for the Company’s peer group as set out in the plan. For every 1% that JHI NV’s TSR is greater than the median peer group’s TSR, an additional 6,240 options are exercisable, up to 156,000 options. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21 and A$0.38 for the November 2003 and November 2002 returns of capital, respectively.

Options which have not lapsed may be exercised on any date on or after there has been a change of control of JHI NV or Mr. Macdonald’s termination, resignation or death. Options not exercised will lapse on the first to occur of: (a) 10 years from the date of issue; or (b) expiration of six months after the date on which Mr. Macdonald dies or six months after he ceases to be employed by JHI NV.

Peter Donald Macdonald Share Option Plan 2002

On 19 July 2002, 1,950,000 options were granted by JHI NV at fair market value to Mr. Peter D. Macdonald, Chief Executive Officer of JHI NV, under the Peter Donald Macdonald Share Option Plan 2002. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV at the price of A$6.30 per share payable by Mr. Macdonald or his nominee at the time of exercise of the options. The options may only be exercised if the Company meets certain performance hurdles. The first 1,462,500 options are exercisable after 19 July 2005 if JHI NV’s TSR is equal to or greater than the median TSR for the Company’s peer group as set out in the plan. For every 1% that JHI NV’s TSR is greater than the median peer group’s TSR, an additional 19,500 options are exercisable, up to 487,500 options. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21 and A$0.38 for the November 2003 and November 2002 returns of capital.

Options which have not lapsed may be exercised on any date on or after there has been a change of control of JHI NV or Mr. Macdonald’s termination, resignation or death. Options not exercised will lapse on the first to occur of: (a) 10 years from the date of issue; or (b) expiration of 18 months after the date on which Mr. Macdonald dies or 18 months after he ceases to be employed by JHI NV.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

Executive Share Purchase Plan

Prior to July 1998, JHIL issued stock under an Executive Share Purchase Plan. Under the terms of the Plan, eligible executives had purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralised by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally payable within two years after termination of an executive’s employment. As part of the 2001 Reorganisation, the identical terms of the agreement have been carried over to JHI NV. Variable plan accounting has been applied to the Executive Share Purchase Plan shares granted prior to 1 April 1995 and fair value accounting, has been applied to shares granted after 31 March 1995. Accordingly, the Company recorded variable compensation expense of $0.1 million and nil for the years ended 31 March 2004 and 2003, respectively. No shares were issued to executives during fiscal years 2004 and 2003.

2001 Equity Incentive Plan

On 19 October 2001 (the grant date), JHI NV granted a total of 5,468,829 stock options under the JHI NV 2001 Equity Incentive Plan to key US executives in exchange for their previously granted Key Management Equity Incentive Plan (“KMEIP”) shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21 and A$0.38 for the November 2003 and November 2002 returns of capital, respectively.

		October
		2001
		Number of
Original Shadow	Original Exercise	Options
Share Grant Date	Price	Granted	Option Expiration Date
November 1999	A$3.82	1,968,544	November 2009
November 2000	A$3.78	3,500,285	November 2010

On 5 December 2003 and 3 December 2002, 6,179,583 options at an exercise price of A$7.05 and 4,037,000 options at an exercise price of A$6.66, respectively, were granted by JHI NV at fair market value to management and other employees of the Company under the JHI NV 2001 Equity Incentive Plan. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan. Also, as set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price on the 3 December 2002 and 17 December 2001 option grants were reduced by A$0.21 for the November 2003 return of capital and the 17 December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

The following table shows the movement in the Company’s outstanding options:

	2004			2003
		Weighted
		Average			Weighted
	Number of	Exercise		Numbers of	Average
(In Australian dollars)	Shares	Price		Shares	Exercise Price
Outstanding at 1 April	13,410,024	A$	5.20	10,969,562	A$	4.54
Granted	6,179,583		7.05	5,987,000		6.42
Exercised	(1,023,047)		4.38	(2,059,879)		3.57
Forfeited	(587,853)		5.79	(1,486,659)		4.95

Outstanding at 31 March	17,978,707	A$	5.72	13,410,024	A$	5.20

Options exercisable at 31 March	3,858,736	A$	4.54	1,948,346	A$	4.17

The following table summarizes information about the Company’s stock options outstanding at 31 March 2004:

(In Australian dollars)		Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Number	Weighted
	Number	Remaining	Average		Exercisable	Average
Range of Exercise	Outstanding at	Contractual	Exercise		at 31 March	Exercise
Prices	31 March 2004	Life (in years)	Price		2004	Price
A$3.09	1,404,712	6.6	A$	3.09	529,668	A$	3.09
3.13	578,500	5.6		3.13	357,555		3.13
3.18	1,200,000	5.6		3.18	800,000		3.18
4.76	624,000	7.3		4.76	—		—
5.06	2,666,587	7.7		5.06	1,291,254		5.06
5.71	1,950,000	8.3		5.71	—		—
6.45	3,478,325	8.7		6.45	862,700		6.45
7.05	6,076,583	9.7		7.05	17,559		7.05

A$3.09 to A$7.05	17,978,707	8.3	A$	5.72	3,858,736	A$	4.54

Shadow Stock Plans

The US Shadow Stock Plan provides an incentive to certain key employees in the United States based on growth in the JHI NV share price over time as if such employees were the owners of that number of JHI NV’s common stock as are equal to the number of shares of shadow stock issued to employees. The vesting period of these shadow stock plans is five years. The last grant date under the US Shadow Stock Plan was 17 December 2001. The total number of shadow stock shares outstanding under the plans at 31 March 2004 and 2003 were 425,800 shares and 687,000 shares, respectively.

In December 1998, a shadow stock plan for non-US based employees was instituted under similar terms to the US Shadow Stock Plan with a vesting period of three years. The last grant date under this plan was 15 August 2001. The total number of shadow stock shares outstanding at 31 March 2004 and 2003 were 380,619 shares and 1,512,274 shares , respectively.

On 5 December 2003, 12,600 shadow stock shares were granted under the terms and conditions of the Key Management Shadow Stock Incentive Plan. All of these shares are outstanding at 31 March 2004.

These plans have been accounted for as stock appreciation rights and, accordingly, compensation expense of $2.6 million and $1.9 million was recognised in fiscal years 2004 and 2003, respectively.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

5.4	Amortisation of intangible fixed assets and depreciation of tangible fixed assets and other changes in value

The selling and general administration expenses include amortisation, depreciation and impairment of tangible and intangible fixed assets. These can be broken down as follows:

	31 March
	2004	2003
Amortisation and depreciation
Intangible fixed assets	$0.6	$0.3
Tangible fixed assets	35.9	27.4

	$36.5	$27.7

Other changes in value
Decreases in value:
Intangible fixed assets	$(0.1)	$0.1
Tangible fixed assets	(6.7)	1.0

	$(6.8)	$1.1

Reversal of decreases in value:
Tangible fixed assets	$(0.7)	$0.6

5.5 Financial income and expenses

	31 March
	2004	2003
Interest income	$1.2	$3.9
Interest expense	(11.2)	(23.8)

	$(10.0)	$(19.9)

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

5.6 Taxation on result on ordinary activities

The income tax (expense) benefit includes income taxes currently payable and those deferred because of temporary differences between the annual accounts and tax basis of assets and liabilities.

	Years Ended 31 March
	2004	2003
Income from ordinary activities before income taxes:
Domestic [1]	$103.5	$38.6
Foreign	61.7	204.8

Income from ordinary activities before income taxes:	$165.2	$243.4

Income tax (expense) benefit:
Current
Domestic [1]	(6.7)	$(7.0)
Foreign	(20.4)	1.3

Current income tax expense	(27.1)	(5.7)

Deferred
Domestic [1]	(3.9)	0.1
Foreign	(9.4)	(20.5)

Deferred income tax (expense) benefit	(13.3)	(20.4)

Total income tax expense for continuing operations	$(40.4)	$(26.1)

1         Since JHI NV is the Dutch parent holding company, domestic represents The Netherlands.

The income tax (expense) benefit computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction. The income tax expense is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
	2004	2003
Continuing operations
Income tax expense computed at the statutory tax rates	$(60.7)	$(37.2)
US state income taxes, net of the federal benefit	(0.2)	(1.2)
Benefit from Dutch financial risk reserve regime	24.8	11.9
Expenses not deductible	(2.5)	(4.7)
Non-assessable items	1.3	—
Losses not available for carry-forward	—	(1.4)
Taxes related to 2001 Reorganization	—	3.5
Net operating losses brought back to account	—	13.0
Increase in reserves	—	(10.0)
Result of US tax audits	(3.9)	—
Other items	0.8	—

	(40.4)	(26.1)

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

Discontinued operations

Income tax benefit (expense) computed at the statutory tax rates	(0.8)	(45.7)
US state income taxes, net of the federal benefit	—	(8.0)
Tax basis greater than book basis	4.8	6.7
Non-taxable income and other items	0.7	0.1

	4.7	(46.9)

Total income tax expense	$(35.7)	$(73.0)

Effective tax rate	21.6%	30.0%

Prior years’ Australian legislation reduced the country’s income tax rate from 34% to 30% in the year ended 31 March 2002. Consequently, the Company adjusted its Australian deferred tax assets and liabilities using the appropriate tax rate for the period in which the related timing differences are expected to reverse.

Deferred tax balances consist of the following components:

	31 March
	2004	2003
Deferred tax assets:
Provisions and accruals	$18.3	$28.0
Net operating loss carryforwards	14.6	35.6
Capital loss carryforwards	33.2	6.0
Prepaid interest	16.6	—
Taxes on intellectual property transfer	8.7	—
Other	0.3	0.4

Total deferred tax assets	91.7	70.0
Valuation allowance	(37.7)	(20.7)

Total deferred tax assets net of valuation allowance	54.0	49.3

Deferred tax liabilities:
Property, plant and equipment	(76.3)	(63.5)
Prepaid pension cost	(4.2)	—
Foreign currency movements	(1.1)	—
Other	(0.9)	(0.9)

Total deferred tax liabilities	(82.5)	(64.4)

Total deferred taxes, net	$(28.5)	$(15.1)

The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to a portion of its Australian net operating loss carryforwards and all of its Australian capital loss carryforwards.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

The following are the changes in the valuation allowance:

	Years Ended 31 March
	2004	2003
Balance at 1 April	$(20.7)	$(42.8)
Write-off Australian NOL against allowance	12.9	—
Australian capital losses	(29.8)	—
Utilisation of capital losses	6.4	—
Cumulative translation adjustment	—	—
Transfer of ABN 60	—	16.8
Net deferred tax assets brought back to account	—	(4.0)
Reduction (addition) to expense:
Net operating losses brought back to account	—	13.0
Timing differences brought back to account	—	—
Tax rate change	—	—
Reduction through sale of a business	—	—
Foreign currency movements	(6.5)	(3.7)

Balance at 31 March	$(37.7)	$(20.7)

At 31 March 2004, the Company had Australian tax loss carryforwards of approximately $38.7 million that will never expire. During fiscal year 2004, the Company wrote-off $43.1 million in Australian tax loss carryforwards that are permanently impaired. The Company had previously provided a 100% valuation allowance against these carryforwards.

At 31 March 2004, the Company had $110.6 million in Australian capital loss carryforwards which will never expire. During fiscal year 2004, the Company added Australian capital loss carryforwards of approximately $99.4 million primarily as a result of the Company electing to file their Australian income tax returns as a single consolidated group, and utilized $21.4 million during fiscal year 2004. At 31 March 2004, the Company had a 100% valuation allowance against the Australian capital loss carryforwards.

Under Australian legislation in fiscal 2003, the Company’s Australian entities have elected to file their Australian income tax returns as a single consolidated group. The election allows the group to recognise value in certain deferred tax assets against which the Company had in prior years established a valuation allowance. Accordingly, the Company released $13.0 million of valuation allowance during the year ended 31 March 2003.

At 31 March 2004, the undistributed earnings of non-Dutch subsidiaries approximated $528.0 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability is impracticable to determine at this time.

Due to the size of the Company and the nature of it s business, the Company is subject to ongoing reviews by the Internal Revenue Service (“IRS”) and other taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognize a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records an additional charge in the period in which it determines that the recorded tax liability is less than it expects the ultimate assessment to be.

The IRS has audited the Company’s U.S. income tax returns for all tax years ended through 31 March 2000. The Company settled all issues and paid all assessments arising out of the audit during fiscal year 2004. The California Franchise Tax Board (“FTB”) audited the Company’s California franchise tax returns for all tax years ended through 31 March 1999 and proposed substantial assessments. The Company has accrued a lesser amount for these proposed assessments that it based upon a protest that it filed on which it believes it will prevail on several issues, with the estimated result that the final assessment will not exceed the amount accrued.

The IRS, the FTB, and the Australian Tax Office are each in the process of auditing the Company’s respective jurisdictional income tax returns for various ranges of years including 1998 through 2003. None of the audits have progressed sufficiently to predict their ultimate outcome. The Company has accrued income tax liabilities for these audits based upon knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations, and how the tax authorities view certain issues.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

During fiscal year 2004, the United States of America and The Netherlands signed a Protocol that if ratified, would amend the existing U.S.-Netherlands tax treaty, under which the Company currently derives significant tax benefits. If the Protocol is ratified and the Company is unable to satisfy the requirements for treaty benefits under the Protocol and if the Company is unable to implement alternative arrangements, it could significantly increase the Company’s effective tax rate in fiscal year 2007 forward.

5.7 Other non-operating income

Discontinued operations:

	2004	2003
Net sales	$2.9	$38.8

Income before income taxes	0.3	4.6

Gain on disposal of discontinued operations before income taxes	(0.7)	129.3

Total other non-operating income	$(0.4)	$133.9

On 30 May 2003, the Company sold its New Zealand Building Systems business to a third party. A gain of $1.9 million represented the excess of net proceeds from the sale of $6.7 million over the net book value of assets sold of $4.8 million. The proceeds from the sale were comprised of cash of $5.0 million and a note receivable in the amount of $1.7 million.

On 13 March 2002, the Company announced that it had signed an agreement to sell the Gypsum business to a third party. The transaction was completed on 25 April 2002. A pre-tax gain of $81.4 million was recorded representing the excess of net proceeds from the sale of $334.4 million over the net book value of assets sold of $253.0 million. The sale resulted in income tax expense of $26.1 million. The proceeds from the sale were comprised of cash of $345.0 million less selling costs of $10.6 million.

On 28 June 2001, the Company entered into an agreement to sell its gypsum mine property in Las Vegas, Nevada to a developer. The transaction was completed on 21 March 2003. A pre-tax gain of $49.2 million represented the excess of net proceeds from the sale of $48.4 million less the cost of assets sold of $0.7 million and the assumption of $1.5 million in liabilities by the buyer. The sale resulted in income tax expense of $19.2 million. The proceeds from the sale were comprised of cash of $50.6 million less selling costs of $2.2 million.

6.0 Supplementary information

6.1 Employees

As of 31 March 2004 3,073 employees were employed by the Company, allocated by business segment as follows:

	31 March
	2004	2003
USA Fibre Cement	1,722	1,500
Asia Pacific Fibre Cement	955	931
Research and Development	117	107
Other	245	283
Corporate	34	34

Total from continuing operations	3,073	2,855

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

6.2 Financial instruments

As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows. At 31 March 2004 and 2003, the Company had not entered into any material contracts to hedge these exposures.

The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 31 March 2004 and 2003, there were no such material contracts outstanding.

Derivatives

In August 2000, the Company entered into a contract with a third party to hedge the price of 5,000 metric tons per month of pulp, a major commodity used in the manufacture of fibre cement products. The original contract term was effective from 1 September 2000 to 31 August 2005, with settlement payments due each month. On 2 December 2001, the counter party filed for bankruptcy. This had the effect of terminating all outstanding swap transactions immediately prior to the bankruptcy filing. The estimated fair value at the date of termination of the pulp contract was a $6.2 million liability and was recorded in other non-current liabilities at 31 March 2002. Also a current payable of $0.6 million related to the contract was recorded at 31 March 2002. In November 2002, the Company settled its obligation under this contract for a cash payment of $5.8 million. Accordingly, a gain on settlement of the contract in the amount of $1.0 million was recorded in other operating income during the year ended 31 March 2003.

Credit Risk

Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable.

The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and, where appropriate, places limits on the amount of credit exposure with any one institution.

For off-balance sheet financial instruments, including derivatives, credit risk also arises from the potential failure of counter parties to meet their obligations under the respective contracts at maturity. The Company controls risk through the use of credit ratings and reviews.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

The Company is exposed to losses on forward exchange contracts in the event that counter parties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the net fair value of all contracts outstanding with that counter party. At 31 March 2004 and 2003, total credit exposure arising from forward exchange contracts was not material.

Credit risk with respect to trade accounts receivable is concentrated due to the concentration of the distribution channels for the Company’s fibre cement products. Credit is extended based on an evaluation of each customer’s financial condition and, generally, collateral is not required. The Company has historically not incurred significant credit losses.

Interest Rates

At 31 March 2004, the Company had $10.8 million outstanding under its short-term line of credit, which is subject to variable interest rates. No interest rate hedging contracts in respect to that debt have been entered into.

Fair Values

The carrying values of cash and cash equivalents, marketable securities, accounts receivable, short-term borrowings and accounts payable and accrued liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarizes the estimated fair value of the Company’s long-term debt:

	31 March
	2004		2003
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt
Floating	$—	$—	$—	$—
Fixed	165.0	186.8	165.0	200.7

Total	$165.0	$186.8	$165.0	$200.7

Fair values of long-term debt were determined by reference to the 31 March 2004 and 2003 market values for comparably rated debt instruments.

Related Party Transactions

Directors

The names of persons who were Directors of JHI NV at any time during the financial year are disclosed in the Directors Report.

Remuneration and Retirement Benefits

Information on remuneration of Directors and Directors retirement benefits are disclosed in the Directors Report.

JHI NV Directors’ Securities Transactions

The Company’s Directors and their director-related entities held an aggregate of 9,170,726 ordinary shares and 8,951,955 ordinary shares at 31 March 2004 and 2003, respectively, and 3,782,775 options and 3,774,000 options at 31 March 2004 and 2003, respectively.

Supervisory Board members on 22 August 2003 participated in an allotment of 20,791 shares at A$7.52 per share under the terms of the Supervisory Board Share Plan which was approved by JHI NV shareholders on 19 July 2002.

Directors’ allocations were as follows:

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

Director	Shares Allotted
AG McGregor	1,260
MR Brown	1,260
MJ Gillfillan	1,260
DG McGauchie	1,743
JRH Loudon	1,839
M Hellicar	2,225
PS Cameron	5,602
GJ Clark	5,602

Total	20,791

Managing Board Director PD Macdonald purchased a total of 167,600 JHI NV shares. 164,000 shares in November 2003 and 3,600 shares in March 2004.

The capital return paid by JHI NV on 19 November 2003 and JHI NV dividends paid 16 December 2003 and 2 July 2003 to Directors and their related entities were on the same terms and conditions that applied to other holders.

Existing Loans to the Company’s Directors and Directors of James Hardie Subsidiaries

At 31 March 2004 and 2003, loans totalling $167,635 and $197,130 were outstanding from directors of JHI NV and its subsidiaries under the terms and conditions of the Executive Share Purchase Plan (the “Plan”). Loans under the Plan are interest free and repayable from dividend income earned by or capital returns from securities acquired under the Plan. The loans are collateralised by CUFS under the Plan. No new loans to Directors or executive officers of JHI NV, under the plan or otherwise, and no modifications to existing loans have been made since December 1997.

During fiscal years 2004 and 2003, repayments totalling $22,693 and $95,239, respectively, were received in respect of the Plan from AT Kneeshaw, PD Macdonald, PG Morley and DAJ Salter. During fiscal years 2004 and 2003, Directors resigned with loans outstanding totalling $26,204 and $201,840, respectively, at the date of their resignation. These amounts are repayable within two years under the terms of the Plan.

Payments Made to Directors and Director Related Entities of the Company’s Subsidiaries During the Year

Payments of $13,240 and $11,350 for the years ended 31 March 2004 and 2003, respectively, were made to Grech, Vella, Tortell & Hyzler Advocates. Dr. JJ Vella was a director of a number of the Company’s subsidiaries. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

Payments of $111,705 and $164,056 for the years ended 31 March 2004 and 2003, respectively, were made to Pether and Associates Pty Ltd, technical contractors. JF Pether is a director of a subsidiary of the Company and a director of Pether and Associates Pty Ltd. The payments were in respect of technical services and were negotiated in accordance with usual commercial terms and conditions.

Payments totalling $845 for the year ended 31 March 2004 were made to R Christensen and T Norman. They are directors of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

Balance sheet as at 31 March 2004

(before proposed appropriation of net result for the year)

Millions of US dollars	31 Mar 2004		31 Mar 2003
Assets
Fixed assets
Financial fixed assets	326.2		—
Due from group company	236.0		546.2

Total non-current assets		562.2		546.2
Current assets
Cash and bank balances	1.1		1.6
Receivables	0.3		0.6

Total current assets		1.4		2.2

		563.6		548.4

Liabilities
Shareholders’ equity
Called-up and paid-in share capital		245.2		269.7
Share premium account		583.4		624.4
Merger revaluation account		(623.5)		(623.5)
Retained earnings opening	154.6		18.5
Income for the year	129.5		170.4
Interim dividends paid	(22.9)		(34.3)

Retained earnings closing		261.2		154.6
Cumulative translation reserve		42.2		13.8

		508.5		439.0
Long-term liabilities
Provision on negative net equity of consolidated companies	—		55.1
Due to group company	51.0		51.4

		51.0		106.5
Current liabilities
Accounts Payable	3.0
Due to group company	1.1		2.9

		4.1		2.9

		563.6		548.4

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

Profit and loss account for the year ended 31 March 2004

Millions of US dollars	31 Mar 2004		31 Mar 2003
Income (loss)		(6.5)		(17.3)
Financial Income
Share in income of subsidiaries	136.0		187.7

		136.0		187.7

Income before taxation		129.5		170.4
Taxation benefit		—		—

Net Income		129.5		170.4

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

1. General

At 31 March 2001, James Hardie Industries N.V. (the “Company”), formerly RCI Netherlands Holdings B.V., was a wholly owned subsidiary of RCI Lux. Investments S.A.R.L. At that date, the ultimate parent company was James Hardie Industries Limited (“JHIL”), Australia. The Company was incorporated on 26 October 1998 and is located in Amsterdam.

On 2 July 1998, JHIL, a public company organized under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganization and capital restructuring (the “1998 Reorganization”). James Hardie N.V. (“JHNV”) was incorporated in August 1998, as an intermediary holding company, with all its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL’s shareholders approved the 1998 Reorganization. Effective as of 1 November 1998, JHIL contributed its fiber cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the “Transferred Businesses”) to JHNV and its subsidiaries. In connection with the 1998 Reorganization, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities (the “Retained Assets and Liabilities”).

On 24 July 2001, JHIL announced a further plan of reorganization and capital restructuring (the “2001 Reorganization”). In connection with the 2001 Reorganization, the Company issued common shares represented by CHESS Units of Foreign Securities (“CUFS”) on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that the Company became the new ultimate holding company for JHIL and JHNV. Completion of the 2001 Reorganization occurred in October 2001.

As part of the 2001 Reorganization, the Company:

-	Received a dividend and a return of capital from one of its subsidiaries

-	Sold all of its subsidiaries to other group companies and realized a gain on the disposal

-	Paid a dividend and a return of capital to its shareholders

-	Undertook a share split and converted the nominal capital into Euro denomination

-	Acquired all the shares of JHIL by issuing new shares in the Company in exchange for the JHIL shares. The Company’s investment in JHIL was recorded at the fair market value of the shares acquired based on the quoted market price of the shares on the date of Reorganization

Shortly following the 2001 Reorganization, the Company changed its accounting policy for its investment in subsidiaries. The investment in subsidiaries is now recorded using the equity accounting method to reflect the net asset value of the subsidiaries. Previously, the Company accounted for its investment in subsidiaries at historical cost. As part of the 2001 Reorganization, the subsidiaries acquired by the Company were recorded at the market capitalization value of JHIL at the date of acquisition, which was significantly higher than the net asset value of the underlying assets in the subsidiaries acquired. Following the 2001 Reorganization, the Company controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganization. A merger revaluation account is accounted for to reach the historical cost basis using the “as-if” pooling method on the basis that the transfers are between companies under common control.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

2. Basis of presentation

Management of the Company is of the opinion that the functional currency of the Company is the US dollar. Furthermore, the reporting currency of the subsidiaries is also the US dollar. Accordingly, the financial statements of the Company are expressed in millions of US dollars.

3. Summary of significant accounting policies

General

The annual accounts are prepared in accordance with accounting principles generally accepted in The Netherlands. The accounting principles as described in the notes to the consolidated financial statements also apply to the statutory financial statements, unless indicated otherwise.

Financial fixed assets

Financial fixed assets comprise investments in subsidiaries and loans to group companies. Prior to October 2001, the investment in subsidiaries is stated at historical cost, less amounts written off for diminution in value which are considered to be of a permanent nature. From October 2001, the investment in subsidiaries is recorded using the equity accounting method to reflect the net asset value of the subsidiaries.

4. Financial fixed assets

Financial fixed assets comprise

	31 March	31 March
	2004	2003
	US$ million	US$ million
Investment in subsidiaries	326.2	(55.1)

	326.2	(55.1)

The movements in investment in subsidiaries are as follows:

	US$ million
Balance 31 March 2002 (net asset value)	402.9
Capital increase	91.1
Repayment of capital	(754.7)
Income from investments	187.7
Translation effect	17.9

Balance 31 March 2003 (Provision on negative net equity of consolidated companies)	(55.1	)(1)
Capital increase	575.7
Dividends received	(358.8)
Income from investments	136.0
Translation effect	28.4

Balance 31 March 2004 (net asset value)	326.2

(1) For this negative equity we form a provision of US$55.1 million. As such the carrying value of Financial fixed assets is zero.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

The balance as at 31 March 2004 represents the 100% shareholding in James Hardie N.V., James Hardie Research (Holdings) Pty Ltd, James Hardie Fibrocementos Limitada, RCI Holdings Pty Ltd, James Hardie International Finance BV, James Hardie Insurance Ltd and in James Hardie Building Products Inc.

5. Non-current Group Loans

Borrowings from these companies have no fixed repayment schedule. Interest is charged using a floating interest rate which is reset quarterly. At 31 March 2004 the average interest rate was 2.0%.

6. Shareholders’ Equity

	Issued	Share	Merger		Cumulative
	and paid	premium	revaluation	Retained	translation
US$ million	in capital	account	account	earnings	reserve	Total
Balance 1 April 2003	269.7	624.4	(623.5)	154.6	13.8	439.0
Issuances of shares	0.8	2.4	—	—	—	3.2
Conversion of premium	43.4	(43.4)	—	—	—	—
Dividends paid	—	—	—	(22.9)	—	(22.9)
Capital return	(68.7)	—	—	—	—	(68.7)
Net income	—	—	—	129.5	—	129.5
Translation effect	—	—	—	—	28.4	28.4

Balance 31 March 2004	245.2	583.4	(623.5)	261.2	42.2	508.5

The EURO equivalent of the issued share capital at 31 March 2004 amounts to EURO 271,451,222 (2003: EURO 292,809,262).

As at 31 March 2004 the Company had 2,000,000,000 authorized shares and 458,558,436 issued shares.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

7. Taxation

The weighted average statutory tax rate of the Company as presented in these accounts differs from the Dutch statutory tax rate as a result of the Dutch fiscal treatment of the activities of the Company.

8. Remuneration to Board of Directors Members

The remuneration to members of the Board of Directors of JHINV during the year ended 31 March 2004 was:

	Directors’	JHI NV
	Cash Fees	Stock (1)	Total
Supervisory Board Directors	US$	US$	US$
A.G. McGregor	160,000	10,000	170,000
M.R. Brown	53,333	10,000	63,333
M. Hellicar	43,333	20,000	63,333
M.J. Gillfillan	53,333	10,000	63,333
J. R. H. Loudon	47,333	16,000	63,333
P. S. Cameron	—	63,333	63,333
G. J. Clark	—	63,333	63,333
D.G. McGauchie	31,667	15,000	46,667
J. D. Barr	33,519	—	33,519

Total remuneration for Supervisory Board Directors	422,518	207,666	630,184

				Superannuation and
			Total Cash	Other
Managing Board	Base pay	Bonuses	Pay	Benefits	Shadow Share
Directors	US$	US$	US$	US$	and Options (2)
P. D. Macdonald	822,500	1,745,390	2,567,890	27,693	593,558
F. H. Zwinkels	121,756	27,921	149,677	24,241	3,345

Total remuneration for Managing Board Directors	944,256	1,773,311	2,717,567	51,934	596,903

(1)	The annual allocation to non-executive Directors of JHI NV stock to the value of $10,000 was approved by stockholders at the last Annual General Meeting held on 5 August 2003. The non-executive Directors can elect to take additional stock in lieu of fees.

(2)	Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in compensation during the period in which the options vest. Shadow share expense included in compensation is calculated based on the movement in the JHI NV share price during the year and the increase in vesting of the shadow shares.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

Amsterdam, 24 June 2004

The Board of Managing Directors,

P D Macdonald	F H Zwinkels

The Board of Supervising Directors,

A G McGregor	M R Brown

M J Gillfillan	M Hellicar

J R H Loudon	G J Clark

D G McGauchie	P S Cameron

J D Barr

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

Other information

Profit appropriation according to the Articles of Association

Any profit appropriation must be in accordance with Article 42 of the Company’s Articles of Association as disclosed below.

42.1 Out of the profit made in any financial year shall first be retained by way of reserve, with due observance of applicable provisions of Law relating to statutory reserves (wettelijke reserves) such portion of the profit - the positive balance of the profit and loss account - as determined by the Joint Board.

42.2 The portion of the profit remaining after application of article 42.1, shall be at the disposal of the Joint Board.

42.3 Subject to the Law and these Articles, the Joint Board may resolve to declare a divided and fix the date and amount of payment and determine as to whether or not profits are distributed to Shareholders either in cash or in Shares or other securities issued by the Company or by other companies, or a combination thereof, provided however that the General Meeting shall have the authority to make such distributions in the form of Shares in the Company, if a designation as referred to in article 4.2 is not in force.

42.4 Subject to the provisions of section 2:105 subsection 4 Dutch Civil Code, and these Articles the Joint Board may resolve to declare an interim dividend on Shares. Interim dividends may be distributed to the Shareholders, in proportion to the number of Shares held by each of them, either in cash or in Shares or other securities issued by the Company or by other companies, or a combination thereof, provided however that the General Meeting shall have the authority to make such distributions in the form of Shares in the Company, if a designation as referred to in article 4.2 is not in force.

JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

42.5 Dividends shall be divisible among the Shareholders in proportion to the nominal amount paid (or credited as paid) (excluding the amounts unpaid on those Shares pursuant to article 5) on the Shares of each Shareholder without prejudice to the other provisions of this article 42. To the extent one or more payments on Shares are made during the period to which a dividend relates, the dividend on the amounts so paid on Shares shall be reduced pro rata to the date of these payments.

42.6 The Company can only declare dividends in so far as its shareholders equity (eigen vermogen) exceeds the amount of the paid up and called portion of the share capital, plus the statutory reserves (wettelijke reserves).

Proposed appropriation of the net result for the year

It is proposed to credit the net result for the period to retained earnings. This proposal has not been reflected in these financial statements.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Accountants N.V.
Prins Bernhardplein 200
1097 JB Amsterdam
P.O. Box 94200
1090 GE Amsterdam
To the Supervisory Board, Executive Director and Shareholders	The Netherlands
of James Hardie Industries N.V.	Telephone +31 (20) 568 66 66
Facsimile +31 (20) 568 68 88
www.pwc.com/nl

Auditors’ report

     Introduction

In accordance with your instructions we have audited the financial statements of James Hardie Industries N.V., Amsterdam, for the year ended March 31, 2004. These financial statements are the responsibility of the ‘company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

     Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at March 31, 2004 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Amsterdam, June 24, 2004

/s/ PricewaterhouseCoopers Accountants N.V.

PricewaterhouseCoopers is the trade name of amongst others the following companies: PricewaterhouseCoopers Accountants N.V. (registered with the Trade Register under number 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (registered with the Trade Register under number 34180284), PricewaterhouseCoopers Corporate Finance & Recovery N.V. (registered with the Trade Register under number 34180287) and PricewaterhouseCoopers B. V. (registered with the Trade Register under number 34180289). The services rendered by these companies are governed by General Terms & Conditions, which include provisions regarding our liability. These General Terms & Conditions are filed with the Amsterdam Chamber of Commerce and can also be viewed at www.pwc.com/nl.